July 2, 2012

Via EDGAR

Mr. John Reynolds,

        Division of Corporation Finance,

                Securities and Exchange Commission,

                        100 F Street, N.E.,

                                 Washington, DC 20549.

Re:	Collective Brands, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2012
File No. 001-14770

Dear Mr. Reynolds:

On behalf of our client, Collective Brands, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2012, relating to the Company’s preliminary proxy statement on Schedule 14A, filed on June 1, 2012. Concurrently with the submission of this letter, the Company has submitted for filing Amendment No. 1 to the preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”) which includes certain amendments in response to the Staff’s comments as well as certain other amendments.

For reference purposes, the comments of the Staff’s June 26, 2012 letter have been reproduced in this letter in bold text. The Company’s responses are set forth directly following the reproduced comments.

* * *

Opinion of Perella Weinberg, page 44

1.	We note your disclosure on page 46 that subsequent events may affect Perella Weinberg’s opinion and that it does not have any obligation to update its

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opinion. We also note that Perella Weinberg’s opinion is dated May 1, 2012 and that the parties expect to close the merger near the end of the third quarter or in the early days of the fourth quarter. Please disclose whether any material changes in the company’s operations, performance or in any of the projections or assumptions upon which Perella Weinberg based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Revised Proxy Statement. After the date of the Revised Proxy Statement, the Company will to the extent required by the federal securities laws or under Delaware law continue to make disclosures with respect to the Company and its operations and performance.

2.	We note the description of the Analysis of Implied Transaction Premia and Multiples. We further note that as part of its analysis Perella Weinberg calculated enterprise value as a multiple of the “last twelve months, or ‘LTM’, EBITDA using the Company forecasts for the last quarter ended April 28, 2012 of that period.” Please revise your disclosure of the financial forecasts on page 56 to disclose such information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Revised Proxy Statement.

Certain Company Forecasts, page 54

3.	We note your statements in the first two sentences in the penultimate paragraph on page 55 that no one makes any representation regarding the information included in the financial forecasts and that investors are cautioned not to rely on the forecasted financial information. Please revise to eliminate the implication that you are not responsible for the accuracy of the information in your filing. We do not object if you state that you do not assume responsibility if future results are materially different from those forecast.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55 of the Revised Proxy Statement.

The Merger Agreement, page 71

4.

We note your statements in this section that “this section is not intended to provide you with any factual information about us” and that “information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement.” Please note that disclosure

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regarding an agreement’s representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 71 of the Revised Proxy Statement.

Annex C – Opinion of Perella Weinberg Partners LP, dated May 1, 2012

5.	We note the statement in the first sentence of the last paragraph on page C-3 that the opinion is “only” for the information and assistance of the board. Because this statement appears to be a limitation on reliance by shareholders which is inconsistent with the disclosures relating to the opinion, please delete. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response: The limitation referred to by the Staff has been deleted from the Perella Weinberg opinion, and the Perella Weinberg opinion, reflecting such deletion, is included as Annex C to the Revised Proxy Statement.

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* * *

As requested by the Staff, on behalf of and at the instruction of our client, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact the undersigned by telephone at (212) 558-4682, by facsimile at (212) 291-9386 or by e-mail at croftons@sullcrom.com.

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton
Sullivan & Cromwell LLP

cc:	Shaz Niazi
Brigitte Lippmann
(Securities and Exchange Commission)

Michael J. Massey
(Collective Brands, Inc.)

Francis J. Aquila
Audra D. Cohen
(Sullivan & Cromwell LLP)